SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D
                             (Amendment No. 4)

                 Under the Securities Exchange Act of 1934

                               Toy Biz, Inc.
                             ----------------
                             (Name of Issuer)

              Class A Common Stock, par value $.01 per share
              ----------------------------------------------
                      (Title of Class and Securities)

                                 892261108
                   ------------------------------------
                   (CUSIP Number of Class of Securities)

                             Barry F. Schwartz
                     MacAndrews & Forbes Holdings Inc.
                            35 East 62nd Street
                            New York, NY 10021
                        Telephone:  (212) 572-8600
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                               Alan C. Myers
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             January 29, 1997
                       -----------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the
         subject of this Statement because of Rule 13d-1(b)(3) or
         (4), check the following:               ( )

        Check the following box if a fee is being paid with this
        Statement:                               ( )




          This statement amends and supplements the Schedule 13D dated October 25, 1996, relating to the Class A common stock, par value $.01 per share (the "Class A Common Stock"), of Toy Biz, Inc. ("Toy Biz"), as originally filed with the Securities and Exchange Commission by Andrews Group Incorporated ("Andrews Group") and Mafco Holdings Inc. ("Mafco"), as amended by Amendment No. 1, dated November 22, 1996, filed with the Securities and Exchange Commission by Andrews Group and Mafco, as amended by Amendment No. 2, dated December 17, 1996, filed with the Securities and Exchange Commission by Andrews Group and Mafco, and as amended by Amendment No. 3, dated December 31, 1996, filed with the Securities and Exchange Commission by Andrews Group and Mafco. Except as reported herein, there has been no change in the information previously reported in this Schedule 13D.

ITEMS 3 AND 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION AND PURPOSE OF THE TRANSACTION

          Andrews Group has entered into Amendment No. 1, dated as of January 29, 1997, to the Stock Purchase Agreement, dated as of November 20, 1996, by and between Andrews Group and Avi Arad, and has entered into Amendment No. 1, dated as of January 29, 1997, to the Stock Purchase Agreement, dated as of November 20, 1996, by and among Andrews Group, Isaac Perlmutter, Isaac Perlmutter, T.A. and Zib Inc. Andrews Group has agreed to purchase all of the shares of Class A Common Stock subject to the terms and conditions of such agreements as amended, for an aggregate of $171,184,000 in cash and $20,000,000 in Andrews Group debt. Under certain circumstances, Andrews Group would be obligated to make additional payments aggregating up to $20,000,000 pursuant to such agreements, as amended.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A Amendment No. 1, dated as of January 29, 1997, to the Stock
          Purchase Agreement, dated as of November 20, 1996, by and between Andrews Group Incorporated and Avi Arad (incorporated herein by reference to Exhibit (c)(10) to Schedule 13E-3 filed by Toy Biz, Inc., Andrews Acquisition Corp. and Andrews Group Incorporated on January 30, 1997).

Exhibit B Amendment No. 1, dated as of January 29, 1997, to the Stock
          Purchase Agreement, dated as of November 20, 1996, by and among Andrews Group Incorporated, Isaac Perlmutter, Isaac Perlmutter, T.A. and Zib Inc. (incorporated herein by reference to Exhibit
          (c)(11) to Schedule 13E-3 filed by Toy Biz, Inc., Andrews Acquisition Corp., and Andrews Group Incorporated on January 30,
          1997).




                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 31, 1997

                                   ANDREWS GROUP INCORPORATED
                                   MAFCO HOLDINGS INC.

                                   By:   /s/ Barry F. Schwartz
                                        Name: Barry F. Schwartz
                                        Title: Executive Vice President and
                                        General Counsel




                               Exhibit Index

Exhibit A Amendment No. 1, dated as of January 29, 1997, to the Stock
          Purchase Agreement, dated as of November 20, 1996, by and between Andrews Group Incorporated and Avi Arad (incorporated herein by reference to Exhibit (c)(10) to Schedule 13E-3 by Toy Biz, Inc., Andrews Acquisition Corp. and Andrews Group Incorporated on January 30, 1997).

Exhibit B Amendment No. 1, dated as of January 29, 1997, to the Stock
          Purchase Agreement, dated as of November 20, 1996, by and among Andrews Group Incorporated, Isaac Perlmutter, Isaac Perlmutter, T.A. and Zib Inc. (incorporated herein by reference to Exhibit
          (c)(11) to Schedule 13E-3 filed by Toy Biz, Inc., Andrews Acquisition Corp. and Andrews Group Incorporated on January 30,
          1997).